UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

ALCIDE CORPORATION

(Name of Issuer)

Common Stock, $0.01 Par Value

(Title of Class of Securities)

013742507

(CUSIP Number)

Lawrence T. Bell, Esq.
Senior Vice President, General Counsel and Secretary
Ecolab Inc.
370 Wabasha Street North
St. Paul, Minnesota 55102
(651) 293-2981

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 30, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 013742507

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ecolab Inc. 41-0231510

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 100

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 100

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 100

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 100%

14.	Type of Reporting Person (See Instructions) CO

Item 1.	Security and Issuer

This Amendment No. 1 to the initial Statement on Schedule 13D originally filed by Ecolab Inc., a Delaware corporation (“Ecolab”), on March 19, 2004 relates to the common stock, par value $0.01 per share, of Alcide Corporation, a Delaware corporation (“Alcide”).  On July 30, 2004, Bessy Acquisition Inc., a Delaware corporation and a wholly owned subsidiary of Ecolab, was merged with and into Alcide.  This Amendment No. 1 includes only information that has changed since the filing of the initial Statement.

Item 2.	Identity and Background
See initial Statement on Schedule 13D.
Item 3.	Source and Amount of Funds or Other Consideration

The securities were acquired in connection with the closing, on July 30, 2004, of the transactions contemplated by an Agreement and Plan of Merger, dated as of March 11, 2004 (the “Merger Agreement”), among Ecolab, Bessy Acquisition Inc. and Alcide.  Effective upon the closing, each issued and outstanding share of Alcide common stock, other than shares in treasury, was converted into the right to receive 0.6744 of a share of Ecolab common stock and cash in lieu of fractional shares at the rate of $31.14 per share.

Item 4.	Purpose of Transaction

(a) – (b)  As described in Item 3 above, this statement relates to the merger of Bessy Acquisition Inc. with and into Alcide in a statutory merger pursuant to the Delaware General Corporation Law statute and the Merger Agreement (such transaction, the “Merger”). Upon consummation of the Merger, the separate existence of Bessy Acquisition Inc. ceased, and Alcide became a wholly owned subsidiary of Ecolab. Holders of outstanding Alcide common stock received the consideration specified in Item 3 in exchange for each share of Alcide common stock held by them.

Pursuant to the Merger Agreement, at the effective time of the Merger the number of issued and outstanding shares of Alcide common stock was reduced to 100 shares, all of which were owned by Ecolab.
(c) Not applicable.

(d)           Upon consummation of the Merger, the directors of Bessy Acquisition Inc. immediately prior to the Merger became the directors of Alcide, each to hold office in accordance with Alcide’s Certificate of Incorporation and By-laws of Alcide as the surviving corporation in the Merger.

(e) Other than as a result of the Merger described in Item 3 above, not applicable.
(f) Not applicable.

(g)           By virtue of the Merger, the Certificate of Incorporation of Bessy Acquisition Inc. became the Certificate of Incorporation of Alcide until amended in accordance with such Certificate of Incorporation and Delaware Law.  The Bylaws of Bessy Acquisition Inc. in effect immediately prior to the effective time of the Merger became the Bylaws of Alcide, until amended in accordance with such Bylaws, Alcide’s Certificate of Incorporation and Delaware Law.

(h)-(i)      Upon consummation of the Merger, Alcide’s common stock was de-listed from the Nasdaq National Market, and a Form 15 was filed with the Securities Exchange Commission seeking termination of its registration under the Exchange Act.

(j) Not applicable.
Item 5.	Interest in Securities of the Issuer

(a)-(c)     As a result of the Merger, Ecolab owns 100 shares, representing 100% of the issued and outstanding common stock of Alcide, and has sole power to vote and dispose of such shares.  Except as described in this Amendment No. 1, none of the persons listed in Item 2 of the initial Statement on Schedule 13D beneficially owns any shares of Alcide common stock.  Except as described in this Amendment No. 1, neither Ecolab nor, to the best knowledge of Ecolab, any of the persons listed in Item 2 of the initial Statement on Schedule 13D has effected any transactions in Alcide common stock during the sixty days immediately preceding this Amendment.

(d)-(e) Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
See initial Statement on Schedule 13D.
Item 7.	Material to Be Filed as Exhibits
See initial Statement on Schedule 13D.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 3, 2004
Date
/s/ Timothy P. Dordell
Signature
Timothy P. Dordell/Assistant Secretary
Name/Title